Notice of the Extraordinary General Meeting of Shareholders

KT Corporation’s Board of Directors has resolved to hold the extraordinary general meeting of shareholders on August 19, 2005. Details regarding the meeting are as follows:

1.	Date: August 19, 2005 (Friday) 10:00 A.M.

2.	Place: Lecture Hall (B1), Headquarter building of KT Corporation located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

3.	Matters to be reported

- -	Standards and method of payment on remuneration of standing directors Auditor’s report

4.	Matters requiring resolution

Agenda No. 1: Election of the President
Agenda No. 2: Amendment of the Articles of Incorporation
Agenda No. 3: Election of the directors
Agenda No. 4: Approval of the management contract

4. Date of the board resolution: July 12, 2005

Issuance of Global Bonds
KT has issued global bonds in amount of USD 400,000,000 on July 11, 2005. The maturity date is July 15, 2015, with the coupon rate of 4.875% and the yield to maturity of 5.122%.